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SEC FILE NUMBER
8-69391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ASSETMARK BROKERAGE, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1655 Grant Street - 10th Floor
(No. and Street)

Concord	CA	94250
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Koval	818-303-5185	john.koval@assetmark.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Accell CPA & Associates, P.A.
(Name – if individual, state last, first, and middle name)

8270 Woodland Center Boulevard - #3425	Tampa	Florida	33614
(Address)	(City)	(State)	(Zip Code)

7/9/24	7204
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Koval, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AssetMark Brokerage, LLC, as of 12/31, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: John Koval

Title: CFO / Financial and Operations Principal

SEE ATTACHED CERTIFICATE

Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of RIVERSIDE

DENNISE MARIE SULLIVAN
Notary Public - California
Riverside County
Commission # 2374030
My Comm. Expires Sep 5, 2025

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 27TH day of FEBRUARY, 2025 by
Date *Month* *Year*

(1)______________________________________

(and (2)__________________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ANNUAL REPORTS FORM X-17A-5 PART III **Document Date:** FEBRUARY 27, 2025

Number of Pages: 2 **Signer(s) Other Than Named Above:** —

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial Holdings, Inc.)

Financial Statements and Supplementary Information

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2024

TABLE OF CONTENTS

Accell
CPA & Associates P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Member of
AssetMark Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AssetMark Brokerage, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of AssetMark Brokerage, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AssetMark Brokerage, LLC's management. Our responsibility is to express an opinion on AssetMark Brokerage, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AssetMark Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934, the Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934, ("the supplemental information") has been subjected to audit procedures performed in conjunction with the audit of AssetMark Brokerage, LLC's financial statements. The supplemental information is the responsibility of AssetMark Brokerage, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell CPA & Associates

Tampa, FL
February 28, 2025

We have served as AssetMark Brokerage, LLC's auditor since 2024

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial Holdings, Inc.)

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	658,508
Prepaid expenses and other		112,418
Due from affiliates		1,311
Total assets	**$**	**772,237**
Liabilities and member's equity		
Liabilities:		
Accounts payable and accrued expenses	$	78,616
Due to affiliates		2,278
Income tax payable		800
Total liabilities		**81,694**
Member's equity		
Member capital		3,879,335
Accumulated deficit		(3,188,792)
Total member's equity		**690,543**
Total liabilities and member's equity	**$**	**772,237**

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial Holdings, Inc.)

Statement of Operations
For the year ended December 31, 2024

Revenues	
Management fees	$ 3,418,378
Total revenues	**3,418,378**
Expenses	
Compensation and benefits	3,108,645
Regulatory fees	212,702
Legal fees	115,812
Technology and communications	41,223
Professional fees	34,975
Training	33,319
Rent and utilities	15,297
Other expenses	6,580
Total expenses	**3,568,553**
Loss before income taxes	(150,175)
Provision for income taxes	800
Net loss	**$ (150,975)**

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial Holdings, Inc.)

Statement of Changes in Member's Equity
For the year ended December 31, 2024

	Member capital	Accumulated Deficit	Total Member's Equity
December 31, 2023	$ 3,879,335	$ (3,037,817)	$ 841,518
Net loss	—	(150,975)	(150,975)
December 31, 2024	$ 3,879,335	$ (3,188,792)	$ 690,543

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial Holdings, Inc.)

Statement of Cash Flows
For the year ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(150,975)
Changes in:		
Prepaid expenses and other		5,633
Accounts payable and accrued expenses		7,769
Due to affiliates, net		(761,591)
Net cash used in operating activities		(899,164)
Net change in cash		**(899,164)**
Cash at beginning of year		1,557,672
Cash at end of year	**$**	**658,508**

See accompanying notes to the financial statements

Notes to Financial Statements

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial Holdings, Inc.)

(1) Organization and Nature of Business

AssetMark Brokerage, LLC ("the Company") was formed on September 25, 2013, is a SEC registered broker-dealer and was approved as a Member of the Financial Industry Regulatory Authority ("FINRA") on August 8, 2014. The Company is affiliated by reason of common ownership with several entities that, with the Company, are engaged in the distribution and marketing of redeemable securities as defined in Section 2(a)(32) of the Investment Company Act of 1940 and of interests or participations in an insurance company separate account, whether or not the interests or participations are registered as an investment company under the Act.

The Company's parent company, AssetMark Financial Holdings, Inc. ("AFHI"), and its subsidiaries were acquired by GTCR Everest Borrower, LLC ("GTCR") on September 5, 2024. Following the acquisition, AFHI is a wholly owned subsidiary of GTCR.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash

Cash includes $658,508 held in a checking account. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage of $250,000. Uninsured cash at December 31, 2024 is $408,508.

(c) Revenue Recognition

The Company accounts for its revenue arrangements in accordance with Financial Accounting Standards Board (FASB) Topic 606 - Revenue from Contracts with Customers ("ASC 606"). The Company primarily derives revenues from the management services agreement with AssetMark, Inc. ("AMI") in which the Company is entitled to receive compensation in exchange for providing services related to mutual fund distribution, administering personnel FINRA registrations, advertising review, and broker-dealer compliance program administration. The fee arrangements are based on a percentage applied to the Company's eligible costs as defined under the services agreement between the Company and AMI dated July 1, 2022. Refer to Note 4 for additional information. Fees are received monthly and are recognized as revenue at the time the services are provided, each month, which is the only performance obligation.

The revenue is included in the accompanying statement of operations and for the year ended December 31, 2024, the Company recognized a total of $3,418,378 in services

provided to AMI. AMI represented 100% of the Company's revenue for the year ended December 31, 2024.

(d) Segment Reporting

The Company operates as a single reportable segment. This segment is managed based on the nature of the products and services provided, and it is reviewed regularly by the Chief Operating Decision Maker (CODM), to allocate resources and assess performance. The Company's CODM is its President and Managing Principal.

The Company is a limited-purpose broker dealer who solely acts as mutual fund distributor for the proprietary funds of its SEC-registered affiliated adviser. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to contribute additional capital if capital levels are not sufficient. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Operations and Members' Equity presents the segment revenue and significant expenses for the year ended December 31, 2024.

(e) Income Taxes

The Company is a single member limited liability company which elected to be treated as a corporation effective January 1, 2015 and is included in the consolidated federal income tax return and the combined/unitary state income tax returns of its parent company AFHI. With few exceptions, this tax filing group is no longer subject to U.S. federal and state tax examinations for years through 2019.

The Company is subject to a tax sharing agreement, which allocates taxes on a separate company basis, but provides benefit for current utilization of losses and credits, only to the extent utilized by the consolidated group. Intercompany balances are settled at least annually.

The Company accounts for income taxes in accordance with Accounting Standards Update (ASU) 740, Income Taxes. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is not more likely than not that the realization of the gross deferred income tax asset can be supported by expected future taxable income and has established a valuation allowance.

An enterprise is required to recognize, in its financial statements, the impact of any uncertain tax position by determining if the weight of available evidence indicates it is more likely than not, based on the technical merits, that the position will be sustained on

audit upon examination by an applicable taxing authority. Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties in 2024 and had no accrued interest at December 31, 2024.

Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2024, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(f) Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

On November 27, 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” Under this new guidance, all public entities, including those with a single reportable segment, are required to disclose additional information about a reportable segment’s expenses in interim and annual periods, among other requirements. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Management has evaluated the new guidance and implemented it beginning with fiscal year ending December 31, 2024. See Note 2(d) for more information.

(3) Income Taxes

The components of income tax expense for the year ended December 31, 2024 are presented below:

	Year ended December 31, 2024
Current state income taxes	$ 800
Deferred state income taxes	—
Total state income taxes	800
Total provision for income taxes	**$ 800**

The table below reconciles the statutory federal income tax expense and rate to the effective income tax expense and rate for the year ended December 31, 2024:

		Amount	Percentage of pre-tax loss
Statutory U.S. federal income tax (benefit)	$	(31,537)	21.00 %
Non-deductible meals & entertainment		632	(0.42)%
State tax, net of federal deduction		2,164	(1.44)%
Valuation allowance		29,541	(19.67)%
Total provision for income taxes	**$**	**800**	**(0.53)%**

The components of the net deferred income tax asset were as follows as of December 31, 2024:

		Year ended December 31, 2024
Assets		
State and local income taxes	$	168
Net operating loss		962,617
Total deferred tax assets		962,785
Valuation allowance		(962,785)
Net deferred tax assets	$	-

(4) Related Party Transactions

(a) Expense Sharing Agreement

The Company entered into an Expense Sharing Agreement dated March 21, 2014 and amended on January 1, 2021 with AMI which is a Registered Investment Advisor affiliate under direct common control and ownership. AMI agrees to pay various expenses attributable to the Company such as rent and certain personnel, general, and administrative expenses. These expenses are reimbursed by the Company pursuant to the agreement and are included in the accompanying statement of operations. The amount reimbursed is calculated based on usage factors such as square feet for rent and overhead, and percent of time devoted to broker-dealer operations for personnel costs.

On April 1, 2024 the Company amended the 2014 Expense Sharing Agreement ("Agreement") with AssetMark, Inc., with revision to the allocation and reporting expenses of the Company. The amendments agree that AFHI shall be added as a party to the Agreement. In addition, certain expenses incurred by, or attributable to, the Company are to be covered in their entirety by the Company. For the year ended December 31, 2024, the Company incurred expenses under this agreement in the amount of $3,165,165 which includes Compensation and benefits, Technology and communications, Rent and utilities.

(b) Management Services Agreement

On July 1, 2022, the Company entered into a Services Agreement with AMI in which AMI agrees to compensate the Company for services rendered related to mutual fund distribution, administering personnel FINRA registrations, advertising review, and broker-dealer compliance program administration. The compensation under this agreement provides for 108% of costs eligible for expense sharing. For the year ended December 31, 2024, the Company provided services under this agreement in the amount of $3,418,378.

(c) Due from and Due to Affiliates

As of December 31, 2024, the Company had a receivable balance of $1,311 due from AMI related to the management services provided and a payable balance of $2,278 due to AFHI related to operational expenses and cash advances.

(d) Payable to Officer

The Company entered into an independent contractor agreement in August 2014 with B/D Solutions, Inc. ("B/D Solutions") which is a consulting firm owned by an officer of the Company. B/D Solutions provides the Company with brokerage accounting services necessary to comply with the Financial Responsibility Rules and regulations issued by the SEC and FINRA. For the year ended December 31, 2024, the Company paid expenses totaling $18,000 for services provided by B/D Solutions. No amounts were due to B/D Solutions as of December 31, 2024.

(e) Income Taxes

The Company is subject to a tax sharing agreement with its parent company. See Note 2(e) for additional information.

(5) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

As of December 31, 2024, the Company had regulatory net capital of $576,814 which was $449,390 in excess of the required minimum net capital of $127,424.

From January 1, 2024 to December 31, 2024, the Company did not claim an exemption from SEC Rule 15c3-3.

The Company does not accept customer funds or securities in connection with its activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company did not claim an exemption from SEC Rule 15c3-3 for the year ended December 31, 2024.

The Company is subject to certain limitations set forth in SEC Rule 15c3-1(e) relating to the withdrawal of equity capital. Pursuant to the rule, no equity capital of the broker-dealer may be withdrawn by the member, or through the payment of distributions, if such withdrawal would cause the Company within 180 days of the withdrawal, to have a significant negative impact on the Company's required minimum net capital or would cause the Company to violate any provision of the applicable SEC Financial Responsibility Rules.

(6) Commitments and Contingencies

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Estimates and assumptions about future events and their effects on the Company cannot be determined with certainty and therefore require the exercise of judgment. The Company believes that potential liabilities associated with the AMB claims, while possible, are not probable at this time, and therefore has not recorded any accrual for any claims as of December 31, 2024 and no disclosure is required. The Company will update the estimates and assumptions underlying the financial statements in future periods as events and circumstances develop.

(7) Subsequent Events

The Company has evaluated and noted no material subsequent events and transactions that required recognition or disclosure in these financial statements through February 28, 2025, the date which financial statements were issued.

SUPPLEMENTARY INFORMATION

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial Holdings, Inc.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2024

Computation of net capital:		
Total member's equity qualified for net capital	$	690,543
Deductions and/or charges:		
Prepaid expenses and due from affiliates		113,729
Total non-allowable assets		(113,729)
Net capital before haircuts on securities positions (tentative net capital)		576,814
Haircuts on securities positions		—
Net capital	**$**	**576,814**
Computation of net capital requirement:		
Minimum required capital, the greater of:		
Net capital standard of $5,000 or		5,000
Aggregate indebtedness standard of 6 2/3% aggregate indebtedness ($1,911,349)		127,424
Minimum net capital requirement		**127,424**
Excess net capital	**$**	**449,390**
Aggregate indebtedness	$	1,911,349
Ratio of aggregate indebtedness to net capital (must not exceed 15-to-1)		3.31-to-1

Note: There are no material differences between the above net capital computation and corresponding computation included in the Company's unaudited Form X-17A-5 Part IIA FOCUS Report filing as of December 31, 2024.

See report of independent registered public accounting firm and notes to the financial statements.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2024

The Company is not required to file the above schedule as it relies on footnote 74 to SEC Release 34-70073 and Q&A 8 of the related FAQ issued by SEC staff, and the Company does not hold customer assets.

See report of independent registered public accounting firm and notes to the financial statements.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2024

The Company is not required to file the above schedule as it relies on footnote 74 to SEC Release 34-70073 and Q&A 8 of the related FAQ issued by SEC staff, and the Company does not hold customer assets.

See report of independent registered public accounting firm and notes to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Member of
AssetMark Brokerage, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) AssetMark Brokerage, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing support services related to an affiliate that serves as an investment advisor. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

AssetMark's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Accell CPA & Associates

Tampa, Florida
February 28, 2025

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial Holdings, Inc.)

EXEMPTION REPORT REQUIREMENT FOR BROKER-DEALERS UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

AssetMark Brokerage, LLC, (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, John Koval, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John Koval

Financial and Operations Principal - AssetMark Brokerage, LLC February 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Officers and Member
of AssetMark Brokerage, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2024. Management of AssetMark Brokerage, LLC (the Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2024, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 to the Company's trial balance, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 and in the related trial balance, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Accell CPA & Associates

Tampa, Florida
February 28, 2025

Form SIPC-3 Filing – Certification of Exclusion From Membership

SIPC-3

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-3

Certification of Exclusion from Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA")

8-69391 DEA: FINRA 2024 Dec
ASSETMARK BROKERAGE LLC
1655 GRANT ST 10TH FL
CONCORD, CA 94520
UNITED STATES

The above broker-dealer certifies that during the fiscal year ending 12/31/2024

(check appropriate boxes):

- ☐ (i) Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;
- (ii) Its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) It is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessment thereafter required under section 78ddd(c) of SIPA.

☑ By checking this box, you certify that you have the authority of the broker-dealer to sign this form; that all information in this form is true and complete; and that on behalf of the broker-dealer, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy.

ASSETMARK BROKERAGE LLC (Name of Broker-Dealer)	RYAN SCOTT LAMBUTH (Authorized Signatory)
1/9/2024 (Date)	CCO (Title)
	818-528-3727 (Phone No.)

Completion of the "Authorized Signatory" line will be deemed a signature. Retain a copy of this completed form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

This form is due 30 days after the beginning of the fiscal year.

AssetMark Brokerage, LLC

Schedule of Form SIPC-3 Revenues for the year ended 12/31/24

DECEMBER 31, 2024

Amount ($)	Business activities through which revenue was earned
3,418,378	Intercompany Management Fee Revenue
-	Business conducted outside the United States and its territories and possessions
-	Distribution of shares of registered open end investment companies or unit investment trusts
-	Sale of variable annuities
-	Insurance commissions and fees
-	Investment advisory services to one of more registered investment companies or insurance company separate accounts
-	Transactions in securities futures products
$ 3,418,378	**Total Revenues**